For Immediate Release 13-34-TR	Date: November 7, 2013

Teck Announces Subscription to Erdene Resource Placement

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) announced today the closing of a CAD$150,000 private placement in Erdene Resource Development Corp. (TSX: ERD) (“Erdene”). Teck subscribed for 2,142,857 units of Erdene (the “Units”) at a cost of $0.07 per Unit, as part of a broader private placement of 9,797,500 Units conducted by Erdene. Each Unit comprises one common share and one-half of one share-purchase warrant exercisable at $0.10 within 24 months of closing of the placement. The shares, and shares that would be issued on exercise of the warrants, represent 11.8% of Erdene’s issued common shares, calculated on a partially diluted basis assuming the exercise of the warrants held by Teck only. Teck holds 7,142,857 common shares of Erdene following the private placement.

Erdene is a mining company focused on the acquisition, exploration and development of base and precious metals in Mongolia.

The subscription was made for investment purposes. Teck may otherwise determine to increase or decrease its investment in Erdene depending on market conditions and any other relevant factor. This release is required to be issued under the early warning requirements of applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:

Chad Pederson
604.699.5013
chad.pederson@teck.com

Investor Contact:

Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com